Filed by: Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 001-15153

Subject Company: Blockbuster Inc.

On August 24, 2004, Blockbuster Inc. (“Blockbuster”) sent the following letters, dated August 20, 2004,

to holders of its stock options.

August 20, 2004

Dear Blockbuster Stock Option Holder:

As you know, Blockbuster will be paying a special cash dividend of US$5 on Sept. 3, 2004 to all of those who are Blockbuster stockholders as of close of business on Aug. 27, 2004.

Although dividends are not paid on stock options, existing options will be adjusted by a formula to reflect the special dividend. Because the special dividend is expected to cause a downward market adjustment to the trading value of Blockbuster stock, the goal of the options adjustment is to recognize this and support the value of your options. Although no one can predict what the stock market will do in the future, the net result to you is more stock options at a lower exercise price. This adjustment will not affect the vesting schedule of your stock options.

To view your adjusted stock options, go to www.optionplans.com as of Sept. 1, 2004. For questions regarding your stock option account, please call EquiServe at 1-800-726-7438 or email to seso@equiserve.com.

If you have questions about how the dividend will impact your personal financial situation, please consult your personal financial advisor for advice.

Sincerely,

John Antioco

Chairman and CEO

Blockbuster Inc. • Renaissance Tower • 1201 Elm Street • Dallas, Texas 75270-2101 • Phone: (214) 854-3000

August 20, 2004

Dear Blockbuster Stock Option Holder:

As you know, Blockbuster will be paying a special cash dividend of US$5 on Sept. 3, 2004 to all of those who are Blockbuster stockholders as of close of business on Aug. 27, 2004.

Although dividends are not paid on stock options, existing options will be adjusted by a formula to reflect the special dividend. Because the special dividend is expected to cause a downward market adjustment to the trading value of Blockbuster stock, the goal of the options adjustment is to recognize this and support the value of your options. Although no one can predict what the stock market will do in the future, the net result to you is more stock options at a lower exercise price. This adjustment will not affect the vesting schedule of your stock options.

For questions regarding the dividend, contact your local HR representative. To view your adjusted stock options, go to www.optionplans.com as of Sept. 1, 2004. For questions regarding your stock option account, please call EquiServe at 1-800-726-7438* or email to seso@equiserve.com.

If you have questions about how the dividend will impact your personal financial situation, please consult your personal financial advisor for advice.

*Dial your EquiServe IVR International Access Code first if calling from outside the United States, Canada, Puerto Rico or the Virgin Islands. Contact your local Human Resources representative if you need more information on country codes.

Sincerely,

John Antioco

Chairman and CEO

Blockbuster Inc. • Renaissance Tower • 1201 Elm Street • Dallas, Texas 75270-2101 • Phone: (214) 854-3000

August 20, 2004

Dear Former Blockbuster Employee:

As you know, Blockbuster will be paying a special cash dividend of US$5 on Sept. 3, 2004 to all of those who are Blockbuster stockholders as of close of business on Aug. 27, 2004.

Although dividends are not paid on stock options, existing options will be adjusted by a formula to reflect the special dividend. Because the special dividend is expected to cause a downward market adjustment to the trading value of Blockbuster stock, the goal of the options adjustment is to recognize this and support the value of your options. Although no one can predict what the stock market will do in the future, the net result to you is more stock options at a lower exercise price. This adjustment will not affect the vesting schedule of your stock options.

Our records indicate that you still have unexercised stock options. As a reminder, you have six months from the date your employment ended to exercise your vested options.

To view your adjusted stock options, go to www.optionplans.com as of Sept. 1, 2004. For questions regarding your stock option account, please call EquiServe at 1-800-726-7438* or email to seso@equiserve.com.

If you have questions about how the dividend will impact your personal financial situation, please consult your personal financial advisor for advice.

*Dial your EquiServe IVR International Access Code first if calling from outside the United States, Canada, Puerto Rico or the Virgin Islands.

Sincerely,

John Antioco

Chairman and CEO

Blockbuster Inc. • Renaissance Tower • 1201 Elm Street • Dallas, Texas 75270-2101 • Phone: (214) 854-3000